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By EDGAR and Overnight Delivery January 21, 2014

Christian Windsor, Esq.

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

RE:	Cascade Bancorp
Registration Statement on Form S-4
Filed December 16, 2013
File No. 333-192865

Dear Mr. Windsor:

On behalf of our client, Cascade Bancorp (“Cascade” or the “Company”), we are submitting the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 10, 2014 (the “Comment Letter”), with respect to the above-referenced filing. Cascade has also revised its Registration Statement on Form S-4 (the “Registration Statement”) in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions.

In addition to the electronic filing, we are delivering a hard copy of this letter, along with courtesy copies of Amendment No. 1 marked to indicate changes from the version of the Registration Statement filed on December 16, 2013 (the “marked Amendment No. 1”). We also are delivering to the Staff, on a confidential basis and under separate cover, certain supplemental materials requested by the Staff in the Comment Letter.

For the convenience of the Staff, the numbered paragraphs and headings below correspond to the headings in the Comment Letter. Each of the Staff’s comments is set forth in italics, followed by Cascade’s response to the comment. All page references in our responses correspond to pages in the marked Amendment No. 1.

ATLANTA   AUSTIN   BANGKOK   BEIJING   BRUSSELS   CHARLOTTE   DALLAS   HOUSTON   LONDON   LOS ANGELES

McLEAN   MIAMI   NEW YORK   NORFOLK   RALEIGH   RICHMOND   SAN FRANCISCO   TOKYO   WASHINGTON

www.hunton.com

Mr. Christian Windsor

January 21, 2014

Registration Statement on Form S-4

Registration Statement Cover Page

1.	Since the stock portion of the merger consideration may change as a result of any stock split or similar action taken by Cascade, please tell us why you are not relying on Rule 416.

Response: In response to the Staff’s comment, the cover page of Amendment No. 1 has been revised to indicate that Cascade is relying on Rule 416. Cascade also indicated in footnote 3 on the cover page of Amendment No. 1 that the filing fee was previously paid. (Registration Statement Cover Page)

Prospectus Cover Page

2.	On the coverpage and throughout the prospectus, where you discuss the merger consideration, please include a calculation of the consideration on a per share basis, assuming closing as of a recent date. This calculation should give effect to each of the variables you describe (including the restricted stock conversion, cash payments on the options, Home’s most recent tangible net worth, and a good faith estimate of closing costs at this point) and disclose the underlying assumptions for those calculations.

Response: In response to the Staff’s comment, Cascade has revised the cover page of the prospectus to include its estimate, on a per share basis, of the merger consideration payable to Home stockholders assuming a closing date of January 10, 2014, along with a cross-reference to another section of the prospectus that discusses the assumptions and variables underlying such estimate. (Prospectus Cover Page; Pages 2, 12, 60-62)

Questions and Answers

What will stockholders receive in the merger, page 1

3.	In order for investors to be able to understand the value of the merger consideration and to make an informed voting decision, please include a single chart which encompasses all variables of consideration and provide a cross reference in the Q&A. Please disclose a reasonable range of shares issuable and cash payable as a result of these variables, and clearly set forth all underlying assumptions. Please also disclose an example of the number of shares to be issued on a per share basis using the trading price of the securities as of the latest practicable date.

Response: In response to the Staff’s comment, Cascade has revised the disclosure in the “Questions and Answers” and “Summary” sections of the prospectus to set forth Cascade’s estimate, on a per share basis, of the merger consideration payable to Home stockholders. (Pages 2, 12) These sections also include a cross-reference to a new section under the heading “The Merger – Terms of the Merger – Illustrative Calculations of the Per Share Merger Consideration” that provides (i) Cascade’s estimate of the merger consideration, on a per share basis, that would have been paid assuming a closing

Mr. Christian Windsor

January 21, 2014

date of October 23, 2013, and January 10, 2014; (ii) the assumptions underlying each such estimate, including (a) the number of shares of Home common stock, shares of Home restricted stock, and Home stock options outstanding, (b) the aggregate amount that would have been paid to holders of Home stock options and the corresponding adjustment to the cash consideration, and (c) the adjustments to the cash consideration based on Home’s closing tangible net worth and Home’s transaction costs; (iii) a table setting forth the merger consideration, on a per share basis, assuming a range of trading prices for Cascade common stock and illustrating the corresponding payment to holders of Home stock options; and (iv) a table illustrating the adjustments to the merger consideration, on a per share basis, based on a range of Home’s tangible net worth amounts. (Pages 60-62)

4.	Please disclose Home’s intention regarding resolicitation if walk-away rights are triggered and a discussion of the target board's fiduciary duties to its shareholders with respect to such decision, including the factors the board will consider in deciding whether to exercise its walk away rights. Please provide this information with regard to Cascade’s walk-away rights as well.

Response: In response to the Staff’s comment, the disclosures have been revised to indicate that neither company’s board of directors has decided what it would do in such circumstances and that each board of directors would consult with its financial advisor and legal counsel and consider all relevant facts and circumstances that exist at such time. (Pages 2, 11, 57)

When will the merger be completed, page 2

5.	Please update this section to reflect the fact that this merger is unlikely to be completed in the first quarter of 2014 and also disclose the closing date which triggers termination rights.

Response: Cascade respectfully notes that, as of the date of this letter, Cascade and Home believe it is still possible to complete the merger in the first quarter of 2014. In response to the Staff’s comment, however, Cascade has revised the disclosure to acknowledge the possibility that the merger may occur during the second quarter of 2014. Cascade will update this disclosure, if necessary, before the joint proxy statement/prospectus is mailed to stockholders if at such time Cascade and Home do not believe the merger is likely to be completed in the first quarter of 2014. Also in response to the Staff’s comment, Cascade has revised this disclosure to reference the date which triggers termination rights. (Page 2)

6.	Please disclose the time period anticipated between the vote and closing.

Response: In response to the Staff’s comment, the disclosure has been revised to inform stockholders that it is possible that the completion of the merger may not occur promptly after the Cascade and Home special meetings. (Page 3)

Mr. Christian Windsor

January 21, 2014

Merger consideration, page 9

7.	We note the merger consideration is dependent on a number of independent variables that will remain unknown until right before the merger closes and for which you have not provided the expected values as of the date of the merger announcement or as of a more recent date. Similarly, you only present the merger consideration on an aggregate basis, rather than reflecting the per share merger consideration. Please provide your analysis as to how the use of this pricing structure, particularly as presented throughout the document, meets the requirements of paragraph 16 to Schedule A of the Securities Act of 1933.

Response: Paragraph 16 to Schedule A of the Securities Act of 1933 requires that the Registration Statement set forth “the price at which is it proposed that the security shall be offered to the public or the method by which such price is computed.” Cascade respectfully believes that the Registration Statement complied with paragraph 16 to Schedule A by setting forth “the method by which” the price of Cascade common stock will be “computed.” Namely, the price will be computed based on the method set forth in the merger agreement and described in the Registration Statement, which is based on the number of shares of Home common stock and restricted stock outstanding, Home’s closing tangible net worth, Home’s transaction costs, and the amount payable to holders of Home stock options. Although the final price will not be determined until the closing or shortly prior thereto, the method by which the price is computed, and the risks associated with such method, are described in the Registration Statement. Cascade respectfully notes that, in many mergers and other securities offerings, stockholders make investment decisions before knowing the exact consideration payable to them because, for example, of formula-based pricing.

Notwithstanding the foregoing, Cascade has revised the disclosures in response to the Staff’s comment to provide further information and details on the method by which the per share merger consideration will be computed. Specifically, Amendment No. 1 includes a new section under the heading “The Merger – Terms of the Merger – Illustrative Calculations of the Per Share Merger Consideration” and summaries of that section, with appropriate cross-references thereto, in the “Questions and Answers” and “Summary” sections. These revised disclosures include:

•	providing estimated per share merger consideration amounts, including the per share amounts payable in cash and in Cascade common stock (including the number of shares of Cascade common stock and its estimated market value), assuming the merger was completed on October 23, 2013, which is the date of the merger agreement, and on January 10, 2014, which was selected as a recent date, and the information and assumptions underlying such estimates;

•	providing a range of per share merger consideration based on various trading prices of Cascade common stock, which also indicates the amounts payable to holders of Home stock options based on such trading prices of Cascade common stock;

Mr. Christian Windsor

January 21, 2014

•	providing a range of per share merger consideration based on adjustments to Home’s closing tangible net worth;

•	providing the number of Home restricted shares outstanding as of a recent date;

•	providing the number of Home stock options outstanding as of a recent date;

•	clarifying that Home is prevented under the merger agreement from issuing any additional Home restricted shares or Home stock options, thus providing an outer range of the potential dilution from Home equity awards;

•	estimating that a $1 million adjustment to the cash consideration based on Home’s closing tangible net worth or Home’s transaction costs would result in a change to the per share cash consideration of approximately $0.065; and

•	indicating that Home does not currently believe its transaction costs will exceed $18 million, in which case no corresponding adjustment to the cash consideration would be made.

Cascade respectfully notes to the Staff that the adjustments based on Home’s closing tangible net worth, Home’s transaction costs, and Home’s stock options are not currently expected by the parties to impact materially the consideration payable to Home stockholders in the merger. As noted above and disclosed in Amendment No. 1 (Page 61-62), Cascade has estimated that a $1 million adjustment to the aggregate cash consideration as a result of Home’s closing tangible net worth and/or Home’s transaction expenses would result in an adjustment of approximately $0.065 per share to the cash consideration paid to Home stockholders. Also, there are 14,832,757 shares of Home common stock (including restricted stock) outstanding and 695,212 Home stock options outstanding. The Home stock options are equivalent to 4.69% of Home’s outstanding common stock, and no additional Home stock options will be issued. Based on Cascade’s estimates, the range of the aggregate amount payable to holders of Home stock options is $2.6 million to $5.0 million based on an illustrative 20-day weighted average closing price range of $4.25 to $6.50 per share of Cascade common stock. On a per share basis, Cascade estimates this range to equate to a corresponding reduction to the per share cash consideration payable to Home stockholders of $0.17 to $0.34 per share.

Cascade notes that the January 10, 2014, hypothetical estimates are based on Home’s tangible net worth as of September 30, 2013, because, as of the date of this letter, Home has not publicly disclosed its tangible net worth as of December 31, 2013, although it expects to make such disclosure soon. To provide investors with more recent information, Cascade intends to update the January 10, 2014, estimates before mailing the joint proxy statement/prospectus to stockholders so that such estimates are based on Home’s tangible net worth as of December 31, 2013.

In summary, the revised disclosures describe the method by which the merger consideration will be computed on a per share basis as of the date of the merger

Mr. Christian Windsor

January 21, 2014

agreement and as of a more recent date. Cascade respectfully believes these disclosures provide sufficient information for stockholders and comply with paragraph 16 to Schedule A by adequately setting forth the method by which the price will be computed. (Pages 2, 12, 16, 59-62)

8.	Please tell us whether and how you intend to provide investors with updated information with regard to the merger consideration.

Response: Cascade currently does not intend to provide investors with updated information with regard to the merger consideration after the date of the joint proxy statement/prospectus. Cascade intends to update various disclosures to include Home’s tangible net worth as of December 31, 2013, before the joint proxy statement/prospectus is mailed to stockholders. Providing stockholders with further updates of Home’s tangible net worth as of a later date may not be practical and could raise selective disclosure concerns for Home.

Notwithstanding the foregoing, Cascade respectfully believes that the disclosures, as revised in Amendment No. 1, provide investors with a range of potential per share merger consideration amounts as well as the variations associated with the potential adjustments required by the merger agreement. Amendment No. 1 further informs stockholders that Home currently does not expect an adjustment will be made based on Home’s transaction costs. In addition, stockholders can readily determine the trading price of Cascade common stock, which trades on the Nasdaq Capital Market.

Home’s Directors and Executive Officers Have Certain Interests in the Merger, page 13

9.	Please replace the phrase “may have interests” to clarify that officers and directors do have interests that differ those of other stockholders. Please make similar changes to the corresponding risk factor on page 38 and the disclosure on page 82.

Response: In response to the Staff’s comment, the disclosures have been revised. (Pages 14, 43, 91)

10.	Please remove the phrase “among other things” and specifically quantify the interests of each officer and director in the transaction.

Response: In response to the Staff’s comment, the disclosures have been revised. (Pages 14-15)

Treatment of Home Stock Options and Restricted Shares, page 13

11.	Please disclose the aggregate cash amount payable to the holders of Home Stock Options as of a recent date.

Response: In response to the Staff’s comment, the disclosure has been revised to provide the aggregate cash amount payable to holders of Home stock options as of January 10, 2014. (Pages 16, 60-62)

Mr. Christian Windsor

January 21, 2014

12.	Please disclose the aggregate number of restricted stock awards as of a recent date and explain Home’s intentions to issue more awards and lower the consideration for other shareholders. If Home does not intend to issue more, please explain why the Board can not disclose a fixed number that will be converted at closing.

Response: In response to the Staff’s comment, the disclosure has been revised to disclose the aggregate number of Home restricted shares and Home stock options outstanding and to clarify that Home will not issue any additional Home restricted shares or Home stock options prior to the completion of the merger. (Pages 16, 59-60)

Home has informed Cascade that Home cannot disclose a fixed number of common stock to be cancelled and converted at the closing of the merger because holders of Home stock options have the ability to exercise stock options prior to the closing of the merger. As such, Home cannot predict how many Home stock options will be exercised prior to the closing and, thus, cannot predict the amount of Home common stock that will be cancelled and converted into the right to receive a proportionate share of the merger consideration.

Home has also informed Cascade that as of January 10, 2014, there were 695,212 Home stock options outstanding, compared to 14,832,757 shares of Home common stock and restricted stock outstanding. The Home stock options are equivalent to 4.69% of Home’s outstanding common stock. As a result, even if all of the Home stock options currently outstanding were converted into shares of Home common stock prior to the completion of the merger, Cascade and Home does not expect the conversion of those Home stock options to impact materially the value of the per share merger consideration payable to Home stockholders. For example, consider the following estimates performed by Cascade based on a hypothetical closing on January 10, 2014:

•	Assuming all outstanding Home stock options are exercised prior to the merger: Cascade estimates that the per share merger consideration payable to Home stockholders would have been $16.37, consisting of $8.29 in cash and 1.5655 shares of Cascade common stock having a market value of $8.08 based on Cascade’s 20-day weighted average closing price as of December 31, 2013. The estimate assumes that Home’s closing tangible net worth would be increased by an amount equal to the aggregated exercise prices paid to Home by the holders of the Home stock options.

•	Assuming all outstanding Home stock options remains outstanding immediately prior to the merger: Cascade estimates that the per share merger consideration payable to Home stockholders would have been $16.37 per share, consisting of cash consideration of $7.91 per share and 1.6389 shares of Cascade common stock having a market value of $8.46 based on Cascade’s 20-day weighted average closing price as of December 31, 2013.

Based on these estimates, the hypothetical conversion of all outstanding Home stock options prior to the merger shifted $0.38 of the merger consideration from stock

Mr. Christian Windsor

January 21, 2014

consideration to cash consideration, resulting in a 4.67% increase to the cash consideration and a 4.5% decrease to the value of the stock consideration. Cascade thus believes that the conversion of Home stock options prior to the closing will have a limited impact on the mix of cash consideration and stock consideration payable to Home stockholders, and Cascade does not believe the value of the total per share consideration will be reduced in any material respect based on dilution to existing Home stockholders from the exercise of Home stock options between the date of the joint proxy statement/prospectus and the closing of the merger. In light of this conclusion and the other information provided to investors in Amendment No. 1, Cascade does not believe providing these estimates would be helpful to stockholders.

Board of Directors of Cascade after the merger, page 13

13.	We note your disclosure here and again on page 81 that “Home has not determined whether it will request any seats on the Cascade board of directors;” however, on page 59, the Board seems to have considered this as a selling point of the Cascade proposal. Please disclose why Home, given their significant post-merger ownership of Cascade, would not exercise this right.

Response: In response to the Staff’s comment, the disclosure has been revised to indicate that it is possible that no Home directors will join the Cascade board of directors. After consulting with Home, Cascade respectfully notes to the Staff that Cascade’s offer to add Home directors to the Cascade board of directors was one of several features in Cascade’s merger proposal that differentiated it from the Banner proposal and, thus, was considered by the Home board of directors as part of its overall determination that Cascade’s offer was a superior proposal to the Banner transaction. At this time, the Home board of directors has yet to determine whether any current Home directors will participate on the Cascade board of directors after the merger. (Page 91)

Conditions to completion of the merger, page 14

14.	Please include a section in the prospectus (and cross-reference to it in this section) which provides greater detail with regard to the required third-party consents including where you are in the process of obtaining these consents and whether you anticipate any difficulty in obtaining them.

Response: In response to the Staff’s comment, the disclosures have been revised. (Pages 17, 109-110)

Litigation Related to the Merger, page 17

15.	We note that Home is party to two lawsuits concerning the Banner merger and the present merger. Please supplementally provide the staff with copies of each complaint.

Response: In response to the Staff’s comment, these materials have been separately provided to the Staff on a supplemental basis.

Mr. Christian Windsor

January 21, 2014

Selected Historical Consolidated Financial Data for Cascade, page 19

16.	Please revise your Selected Financial Data for Cascade and Home to include the most recent periods in the first columns (the left-most columns) in your next amendment to provide the information in a convenient and readable format for your investors in accordance with Item 301 of Regulation S-K.

Response: In response to the Staff’s comment, the disclosures have been revised. (Pages 21-24)

Comparative per share market price and dividend information, page 24

17.	We note that you have not adjusted the merger consideration as provided in the merger agreement when calculating the equivalent market value per share of Home Common Stock. Please revise the table and your assumptions to give an accurate reflection of the equivalent market value as of October 22, 2013 and the most recent practicable date, taking into account the cash payments to option holders as of those dates.

Response: In response to the Staff’s comment, Cascade has revised the disclosures in the table calculating the equivalent market value per share of Home common stock to set forth the assumptions underlying such calculations. (Page 29)

Risk Factors

18.	Please revise this section to state the risks in the headings, rather than just stating facts. For example, your first risk factor states facts instead of the risk: In addition, please remove language throughout your risk factors that suggests you cannot assure a particular outcome; provide assurances; or guarantee a certain outcome. The risk is separate from your ability to assure.

Response: In response to the Staff’s comment, Cascade has revised various disclosures in the Risk Factors section. (Risk Factors)

Cascade relies on dividends from Cascade Bank…, page 25

19.	Please clarify at the beginning of this risk factor that Cascade has not paid dividends in several years and does not have plans to pay dividends in the future. Home stockholders who rely on dividend income will no longer receive regular dividends on their shares after the merger. In addition, the projected dividends for Home shareholders on page 73 will not be paid if the merger is completed.

Response: In response to the Staff’s comment, the disclosure has been revised. (Page 30)

Mr. Christian Windsor

January 21, 2014

The Merger, page 51

20.	Please revise the third sentence of your introductory paragraph which states that the “summary does not purport to be complete.” The summary must include an overview of the transaction and highlight the material details of the transaction.

Response: In response to the Staff’s comment, the disclosure has been revised. (Page 56)

21.	Provide us with copies of any opinions, reports, summaries or presentation materials provided by KBW to the Home Bancorp board, or by Macquarie to the Cascade board.

Response: In response to the Staff’s comment, these materials have been separately provided to the Staff on a supplemental basis and pursuant to a request for confidential treatment under Securities Act Rule 418 and the provisions of C.F.R. § 200.83.

Merger Consideration, page 52

22.	We note the bullets on page 52 that detail the elements of “Home’s transaction costs” which impact consideration. However many of these costs appear to be knowable or can be estimated. Please provide an estimate of anticipated transaction costs which can then be used to make the consideration calculations.

Response: Cascade has been informed by Home that Home does not currently expect its transaction costs will exceed $18 million, in which case there will not be any corresponding adjustment to the per share cash consideration. Cascade has revised the disclosure to set forth such current expectation of Home. Cascade has also revised the disclosure to indicate that, based on the assumptions described in Amendment No. 1, Cascade estimates the cash consideration would be reduced by approximately $0.065 per share for every $1 million of Home’s transaction costs in excess of $18 million. (Pages 61-62) In addition, and in response to the Staff’s comment, the disclosure has been revised to include certain estimates of Home’s transaction costs. (Page 58)

Background of the merger, page 54

23.	Please include a discussion about the negotiation of the golden parachute payments, continuing employment of certain officers and directors, and the treatment of outstanding options and restricted stock.

Response: In response to the Staff’s comment, the disclosure has been revised to state that (i) the parties held preliminary discussions about potential post-closing employment arrangements with respect to Home’s executive officers and (ii) Cascade’s initial proposal submitted in October 2013 during Home’s “go shop” process agreed to treat Home restricted stock and Home stock options in the same manner as provided in the merger agreement between Home and Banner Corporation. (Pages 67-68) Cascade respectfully notes to the Staff that it has not entered into any golden parachute or

Mr. Christian Windsor

January 21, 2014

employment arrangements with Home’s directors or executive officers. Rather, Cascade agreed that the surviving company in the merger will assume all such existing arrangements between Home and those persons.

Opinion of Home’s Financial Advisor, page 64

24.	We note, on page 69, that KBW used an offer price of $17.56 when comparing this transaction to comparable transactions. Please include disclosure as to how this price was determined and whether it accounts for the cash payments to option holders and good faith estimates of transaction costs and Home’s tangible net worth. If it does not take these variables into account, please disclose how KBW determined this was appropriate.

Response: In response to the Staff’s comment, the disclosure has been revised. (Page 77)

25.	Please remove the term “exclusively” from the first sentence of the last paragraph of this section on page 71; you may limit your opinion to scope but not to person. In addition, please disclose in this section that KBW has given their written consent for the use of their opinion in the registration statement.

Response: In response to the Staff’s comment, the disclosure has been revised. (Page 79)

26.	On page 65, KBW indicates that it received projections and other materials from Cascade Bancorp and its management. Please provide us with your analysis as to whether any of the information disclosed to KBW by Cascade contained material non-public information. If KBW was provided material non-public information by Cascade, please revise the registration statement to disclose that information.

Response: In response to the Staff’s comment, Cascade has revised the disclosure to include in Amendment No. 1 a summary of its internal financial projections that were provided to Home, KBW and Macquarie. (Page 89-91)

27.	We note your disclosure on page 71 about the compensation that KBW has and will receive from Home. Please confirm, and revise your disclosure to reflect, that other than the compensation discussed in the second full paragraph on page 71, KBW has not received any other compensation covered by Item 1015 or Regulation M-A.

Response: In response to the Staff’s comment, the disclosure has been revised to confirm that KBW has not received any such compensation. (Page 79)

Opinion of Cascade’s Financial Advisor, page 75

28.	We note your disclosure on page 81 about the compensation that Cascade has agreed to pay Macquarie. Please confirm, and revise your disclosure to reflect, that other than the

Mr. Christian Windsor

January 21, 2014

compensation discussed in the third full paragraph on page 81, Macquarie has not received any other compensation covered by Item 1015 or Regulation M-A.

Response: In response to the Staff’s comment, the disclosure has been revised to reflect that Macquarie has not received any such compensation. (Page 89)

Interests of Home Directors and Executive Officers in the Merger, page 82

29.	Please update this section to disclose the amounts due to each executive officer with regard to the Annual Incentive Plan if the meeting is held after your earnings release.

Response: In response to the Staff’s comment, the disclosure has been revised to include a table regarding the awards due under the 2013 Annual Incentive Plan. As of the date of the filing of Amendment No. 1, such amounts were not yet known; however, Home has informed Cascade that Home will provide the amounts for the table before the joint proxy statement/prospectus is mailed to stockholders. (Page 92)

Unaudited Pro Forma Combined Condensed Financial Statements

Note C – Merger and Acquisition Integration Costs, page 113

30.	We note your footnote on merger and acquisition integration costs and your Risk Factor on page 38 that you expect to incur substantial expenses in connection with the completion of the merger and the combining of the two companies. We further note that you state you cannot estimate these expenses accurately at this point. While we agree that merger and acquisition related costs should not be presented as a pro forma adjustment in the unaudited pro forma combined condensed consolidated statement of operations, in order to provide investors with enough information to make an informed voting decision regarding the ongoing operations of the combined entity, please provide an estimate, or range, of merger-related costs expected to be incurred in the future, and the time periods you expect to incur them over.

Response: In response to the Staff’s comment, Note C has been revised to include an estimate of $23.9 million in combined transaction expenses that are projected to be incurred predominately in 2014. (Page 122)

Note E – Pro Forma Adjustments to Balance Sheet, page 114

31.	You reflected a pro forma adjustment (b) of $12.8 million for expected credit losses in Home’s loan portfolio in your pro formas which is based on 3.1% of Home’s loan balance. This loan loss reserve appears to equate to an allowance for loan losses that is 142% of the amount of Home’s non-accrual loans at September 30, 2013 and in excess of Home’s allowance for loan losses at September 30, 2013. Please tell us the factors that you considered in setting the adjustment amount. Additional supporting details regarding the specific nature of the due diligence you performed and generally referred to in the adjustment would be helpful to provide as well.

Mr. Christian Windsor

January 21, 2014

Response: The pro forma adjustment (b) of $12.8 million to Home’s loan asset of $412 million is comprised of (i) $6.9 million related to the Home portfolio’s credit risk profile (probable loss) and (ii) $5.9 million related to Home’s loan portfolio yield as compared to market interest rates for similar loans. Cascade has provided the table below for comparisons of fair value estimates to Home’s current balances for loans and loan loss reserves.

Home’s $10.3 million reserve for loan losses may be viewed in the context of the $6.9 million estimated portfolio credit risk profile mentioned above. This fair value estimate is approximately 65% of Home’s reported loan loss reserve. This credit related valuation estimate was computed utilizing a portfolio valuation model performed by a qualified third-party firm that specializes in loan portfolio valuation modeling and assessment and was based upon loan-by-loan characteristics such as probability of default and loss given default analysis standard to the industry.

In addition to this analytic evaluation, Cascade conducted internal due diligence including a review of credit quality metrics and trends, loan file data inspection as well as interview and inquiry of Home’s credit administration personnel. Importantly, due diligence also included review of the efficacy of FDIC loan guarantees based upon Home’s agreements covering its FDIC-assisted acquisitions of Liberty Savings Bank and Community First Bank in 2008 and 2009, respectively. Due diligence was performed by Cascade’s experienced credit administration professionals.

As of September 30, 2013	Actual (000)

Loans	$412,425

Non-accrual loans	$10,287

		% total loans	% classified loans
Actual Loan loss reserve at September 30, 2013	$10,583	2.6%	103%

Pro forma adjustments to loan asset:
> Credit quality fair value adjustment	$6,900	1.7%	67%
> Market interest rate fair value Adjustment	$5,900	1.4%	N/A
Total loan related fair value adjustment	$12,800	3.1%	N/A

Mr. Christian Windsor

January 21, 2014

Director Compensation, page 160

32.	Please update this information for the latest fiscal year as required by Item 18(a)(7)(ii) of Form S-4.

Response: In response to the Staff’s comment, the disclosures have been updated. (Pages 169-170)

Summary Compensation Table, page 162

33.	Please update this information for the latest fiscal year as required by Item 18(a)(7)(ii) of Form S-4.

Response: In response to the Staff’s comment, the disclosures have been updated. (Pages 171-174)

Legal Opinions, page 183

34.	Please include the addresses of counsel.

Response: In response to the Staff’s comment, the disclosures have been revised. (Page 191)

Cascade Bancorp

Notes to Condensed Consolidated Financial Statements September 30, 2013

Note 8. Income Taxes, F-24

35.	We note you released the deferred tax asset valuation allowance during the interim period of June 30, 2013. We note that you have recognized significant cumulative losses before extraordinary items during the fiscal 2008-2011 periods, only minor income from taxes during 2012 and losses again in the 9-months ended September 30, 2013. In determining the need for a valuation allowance, forming a conclusion that a valuation allowance is not necessary is difficult when there is negative evidence such as cumulative losses from continuing operations before extraordinary items, which is considered a significant piece of negative evidence that is difficult to overcome (refer to paragraphs 21 – 23 of ASC 740-10-30). Furthermore the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified, specifically concerning forecasts of future taxable income. Please provide us with specific evidence to support the realizability of the net deferred tax asset at June 30, 2013 September 30, 2013 and any subsequent periods.

Mr. Christian Windsor

January 21, 2014

Response:

Summary

In the second quarter of 2013, Cascade reversed its deferred tax asset (“DTA”) valuation allowance based on its analysis and determination that the positive evidence related to the realization of the DTA outweighed the negative evidence, including Cascade’s 3-year cumulative loss.

Cascade management’s analysis of the Company’s DTA at September 30, 2013, supported the position taken at June 30, 2013, that it is more likely than not that the DTA will be realized.

Per ASC 740-10-30-18, future realization of the tax benefit of an existing deductible temporary difference or carry-forward ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryback and/or carry-forward period available under the tax law. There are four possible sources of taxable income that are available under the tax law to realize a tax benefit for deductible temporary differences and carry-forwards.  The Company’s analysis and conclusion with respect to its DTA primarily relies on future taxable income exclusive of reversing temporary differences and carry-forwards as the primary source of taxable income for the realization of the DTA.

In reaching its conclusion to reverse its DTA valuation allowance as of June 30, 2013, the Company considered its history of cumulative losses in recent years as important negative evidence. However, significant positive factors were identified that overcame the negative evidence, resulting in a conclusion that its DTA will be realized.

Relevant positive factors include, but are not limited to:

•	Positive, stable and improving earnings trends for the Company;

•	Forecasts for continued and ongoing profitability;

•	The current and prospective favorable effect on the Company’s financial condition and results of operations arising from the stabilization and ongoing improvement of the US and regional economy;

•	The current and prospective favorable effect on the Company’s financial condition and results of operations arising from the stabilization and improvement in commercial and residential property values nationally and locally;

•	In 2013, all Cascade and Bank of the Cascades (the “Bank”) regulatory orders and formal agreements were lifted, including those with the Federal Deposit Insurance Corporation (“FDIC”), the Oregon Division of Finance and Corporate Securities (“DFCS”) and/or the Federal Reserve Bank of San Francisco. The lifting of regulatory orders and agreements provides independent evidence as to the financial condition and results of operations of the Company and the Bank;

•	Capital levels for the Company and the Bank are adequate and meet regulatory standards for a “well-capitalized” institution. In 2011, the Company closed a capital raise totaling $167.9 million (net of issuance costs);
•	The significant remediation of credit risk in the portfolio has had a positive effect

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January 21, 2014

on the Company’s financial condition and results of operations. This includes the successful reduction of classified assets that were the root cause of its prior cumulative loss; and

•	The current and prospective impact of new and experienced CEO, executive management and Board members has had a positive effect on the condition and earnings prospects of Cascade and the Bank.

Supplemental Background and Excerpts from Management’s Evaluation of Positive and Negative Factors

The Company had a 20-year history of operating profits prior to the financial crisis. The severe recession of 2007 through 2009 negatively impacted many financial institutions including the Company. Classified and non-performing assets increased markedly during this period giving rise to significant cumulative losses. Accordingly, substantial doubt was evident as to the Company’s ability to utilize the DTAs. Therefore, as of December 31, 2008, the Company established a valuation allowance against 100% of its net DTAs. The financial losses gave rise to various regulatory orders and agreements beginning in 2008, as regulators required remediation of the adverse condition of the Company.

The Company returned to profitability in 2012 as the economic recovery and management’s initiative to reduce the level of problem loans had a beneficial effect on the Company’s financial condition and results of operations. By 2013, the level of criticized and classified assets was remediated to approximate peer bank levels. In addition, the asset concentrations that had adversely affected the Company’s performance were substantially reduced or eliminated. Improvements in the regional economy and the implementation of management initiatives contributed to profitable performance and opportunity for further growth. General interest rate environment stability and a strong core deposit franchise resulted in low-cost funding liabilities providing a foundation for profitable performance. These factors are discussed in more detail below. In view of these improvements and other regulatory examination findings, all Company and Bank regulatory orders and formal agreements were lifted during 2013, including those related to regulatory safety and soundness.

Realization of net deferred tax asset at June 30, 2013, was based on Cascade management’s assessment of positive and negative evidence regarding the Company’s financial condition and expectations for future taxable income. This evaluation was updated and affirmed at September 30, 2013. As discussed below, the Company evaluated the positive and negative evidence with respect to the need for a valuation allowance against the DTA. The primary drivers of the positive evidence include profitability and forecasts for future taxable income. Importantly, these forecasts recognized the material and beneficial impact on profit of its successful remediation of classified assets that were the root cause of its cumulative loss experience. Based on these forecasts, Cascade’s management believes that it is more-likely-than-not that the deferred tax asset will be fully utilized.

At June 30, 2013, the Company had approximately $50.4 million in deferred tax assets net of deferred tax liabilities. Included in the DTA’s are federal net operating loss (“NOL”) carryovers (tax affected) of $28.7 million (incurred since 2010), federal tax credit carryovers of $0.9 million

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January 21, 2014

and state tax NOL/tax credit carryovers (tax affected) of approximately $8.9 million. NOL carryovers can be carried forward 20 years for federal tax purposes.

State tax credit carryovers have a carry-forward period of 5 to 8 years and are expected to be substantially utilized. The state NOLs from Oregon and Idaho have carry-forward periods of 15 and 20 years, respectively, and will expire between 2024 and 2033.

Assessment of Positive Evidence

Cascade’s management performs a quarterly evaluation of both positive and negative evidence regarding the Company’s ability to generate sufficient future taxable income to realize its net DTAs. The following is a summary of the significant positive evidence considered by Cascade’s management at the end of the second quarter 2013, which was updated and affirmed at September 30, 2013, and year end 2013:

•	The Company experienced six consecutive quarters of earnings through June 30, 2013, excluding the prepayment penalty, severance expenses and branch consolidation costs realized during the second quarter 2013, and two additional consecutive quarters through year end 2013.

•	The Company believes its long-range forecast for positive taxable earnings is reasonably accurate and reliable. In forecasting taxable income for 2013 and beyond, the Company used as a basis its recurring financial performance for the June 30, 2013, quarter as well as recent quarterly trends. The Company applied reasonable assumptions with regard to balance sheet growth rates for earning assets and funding sources, considering current and prospective economic and financial conditions. The Company modeled its revenue forecast by applying reasonable profit margins to its forecast business growth and customer transaction volumes. The forecasts for credit-related costs were made based upon credit quality trends as discussed in the following paragraph, and non-interest expense levels were modeled based upon trends and impacts of current management plans. Accordingly, Cascade’s management concluded its forecasts and assumptions were reasonable under the circumstances. The result of the analysis indicates that the Federal and state NOLs would be utilized within an approximate term of 10 years, while the remaining Federal carry-forward period ranges from 18 to 20 years and the states’ carry-forward periods range from 12 to 20 years.

•	The Company achieved significant improvements in its credit risk profile by a reduction in levels of classified assets and nonperforming assets, including OREO. The reduction and remediation of higher-risk loans and other assets caused by the severe economic and real estate recession materially improved the financial condition of the Company. In addition, the reduced level of risk has mitigated the possibility of an adverse change in future earnings. The following table highlights the significant remediation achieved in this respect.

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January 21, 2014

	2010	2011	2012	Q2 2013	Q3 2013	YE 2013 (Preliminary)
Nonperforming Assets to Assets	7.02%	2.33%	1.94%	0.85%	0.82%	0.69%
Impaired Loans to Total Loans	10.67%	8.01%	8.00%	5.67%	4.73%	4.06%
Substandard Loans to Total Loans	15.37%	19.06%	14.77%	6.38%	5.18%	4.13%
Non-Accrual Loans to Total Loans	6.60%	1.01%	2.01%	1.19%	0.96%	0.73%
Other Real Estate Owned to Total Assets	2.30%	1.63%	0.50%	0.19%	0.24%	0.22%
Net Charge-offs to Total Loans (YTD annualized)	2.93%	8.65%	2.07%	1.23%	0.94%	0.74%
Provision for Loan Losses to Total Loans (YTD annualized)	1.96%	8.34%	0.13%	0.22%	0.14%	0.10%
Reserve for Loan Losses to Total Loans	3.81%	4.88%	3.18%	2.49%	2.30%	2.09%

	2010	2011	2012	Q2 2013	Q3 2013	YE 2013 (Preliminary)
Nonperforming Assets	120,540	30,404	25,305	11,551	11,486	9,728
Total Assets	1,716,458	1,303,450	1,301,417	1,365,857	1,406,670	1,406,244
Impaired Loans	130,824	72,015	68,671	51,732	44,432	40,446
Loans Risk Rated Substandard	188,435	171,349	126,708	58,212	48,640	41,194
Non-Accrual Loans	80,997	9,111	17,220	10,903	8,984	7,226
Total Loans	1,226,360	899,143	858,164	912,574	939,822	996,232
Other Real Estate Owned	39,536	21,270	6,552	2,606	3,445	3,144
Net charge-offs (YTD)	35,918	77,763	17,744	5,567	6,608	7,404
Provision for Loan Losses (YTD)	24,000	75,000	1,100	1,000	1,000	1,000
Reserve for Loan Losses	46,668	43,905	27,261	22,694	21,653	20,857

Mr. Christian Windsor

January 21, 2014

The Company believes that primary drivers of 2013 performance are in place and actual results have been generally consistent with its forecast:

•	Net interest margin is strong and consistent with its forecast.

•	Net interest income improved prospectively with payoff of high cost FHLB advance borrowings during the quarter ended June 30, 2013.

•	Strategies to increase revenues including sales management and incentive programs have led to improved pipelines and organic loan growth.

•	Core deposits are strong with nearly 50% of balances held in non-interest bearing checking accounts. As a result, the Company has benefited from a low cost of funds.

•	Cascade’s balance sheet is asset-sensitive and increases in future market interest rates will benefit future net interest income.

•	Cascade’s cost structure has improved owing to 2012 implementation of third-party efficiency recommendations resulting in an improving efficiency ratio.

•	Cascade’s credit risk management successfully implemented plans to aggressively reduce classified assets, resulting in significant improvement in credit quality. The positive trend in credit metrics has continued.

•	The allowance for loan losses remains ample and the cost to mitigate classified assets has not required additional provision expense.

There is significant evidence of improved financial condition:

•	In 2013, all Company and Bank regulatory orders and formal agreements were lifted, including those with the FDIC, the DFCS and/or the Federal Reserve Bank of San Francisco. The lifting of regulatory orders and agreements provides independent evidence as to the financial condition and results of operations of the Company and the Bank. The Bank’s order was lifted in Q1 2013 and replaced with a memorandum of understanding which was subsequently lifted in Q3 2013. The 2011 recapitalization and return to profitability have resulted in a Tier 1 Leverage Capital ratio of 10.9%, 10.4% and 10.6% at June 30, 2013, September 30, 2013, and preliminary December 31, 2013, respectively.
•	The Company’s credit quality and related metrics had significantly improved as of June 30, 2013, and this trend continued through year end 2013. The remediation of credit risk has eliminated the root cause of the Company’s prior cumulative loss (see Tables above).

There is significant positive evidence of improved results of operations. Trends and forecast indicate sustainable taxable income over a 10-year time horizon is achievable.

•	The Bank’s forecasting model provided accurate projection as to 2012 and 2013.
•	Consistent loan growth since 2011 was achieved with increases in the Commercial and Industrial portfolio, including Shared National Credits. In addition, growth is

Mr. Christian Windsor

January 21, 2014

evident in the retained residential mortgage portfolio. This growth has benefited overall portfolio diversification and interest rate risk profile and has been implemented by new leadership with requisite experience and skill set in the management of such assets.
•	Net Interest Margin and related net interest income is stable and strong.
•	Non-interest revenue improved especially with successful expansion of residential mortgage and SBA production as well as a customer interest rate swap program.
•	Net interest income and non-interest income exceeded 2013 forecasts.
•	There was progress on efficiency improvement including non-interest expense level.

There is significant positive evidence that the transition to new executive and Board leadership since the recession has been successful. In addition to materially reconstituting the Board of Directors with significant banking expertise and experience, the Company has transitioned leadership with a new Chief Executive Officer, Chief Credit Officer and Chief Banking Officer beginning in 2012. This experienced team, with over 100 years of combined banking experience at national and regional banking companies, has improved asset quality, engineered increased loan production and achieved consistent earnings progress.

•	The executive team implemented a Classified Asset Reduction Plan which successfully reduced and remediated classified assets. Credit quality metrics have continued to improve through year end 2013 (see table above).
•	The executive team implemented an internal Commercial Loan Oversight Committee to evaluate the quality of loans. This oversight has resulted in nil material downgrades in multiple third-party credit reviews and regulatory exams and visitations.
•	The executive team implemented a sales management culture that has successfully improved branch delivery/loan production/deposit generation, mortgage and SBA production, customer swaps and mobile banking.
•	New treasury and secondary marketing leadership has enhanced investment portfolio profitability and risk management activities.

There is significant improvement in the economy and performance of the banking industry.

•	National, regional and local economic conditions have improved substantially following the economic turmoil of 2007 through 2009. The stability now evident in the economy provides a foundation for sustainable growth and continued improvement in credit quality. Generally, national, regional and community bank profitability and financial return metrics, including return on assets and return on equity, have recovered and stabilized at satisfactory levels since the recession.

There is a sufficient carryover period for the Company to realize the benefit of its net operating losses and tax credits.

•	The Bank’s tax attributes, NOL and other carry-forwards have a long carry-forward period (NOLs: 15 to 20 years).

•	The forecasts performed by the Bank consider the application of the limitations of Internal Revenue Code Sections 381 and 382 on losses, credits and NUBILs.

Mr. Christian Windsor

January 21, 2014

Assessment of Negative Evidence

The primary negative evidence is the Company’s history of cumulative losses arising from the impact of the severe recession of 2007 through 2009 on the Company’s loan portfolio. The recession and resulting decline in real estate prices led to a period of significant credit-related charge-offs and cumulative losses.

•	In 2012, the Company had a “history of cumulative losses in recent years” as defined in ASC 740. However, the Company expects to report core pre-tax earnings for 2013 of approximately $9.2 million and approximately $6.0 million for the year ended 2012. Importantly, in 2011, the Company incurred a loss on the sale of approximately $110.0 million in non-performing loans which contributed to its cumulative loss position. This remedial action cleared significant credit risk from the balance sheet and set the stage for recurring earnings performance beginning with 2012. The ability to achieve forecasted performance is underscored by the significant and ongoing improvement in credit-quality metrics through year end 2013, including loan delinquency rates, non-performing and non-accrual loans, impaired / classified assets and average portfolio risk ratings.

Evaluation of Positive and Negative Factors

Cascade’s management and Board of Directors have improved the Company’s financial condition and results of operation by successful identification and remediation of credit risk and thereby stabilized performance. Outcomes and results are measurable and effective for 2012 and 2013. The Company’s condition and results of operations demonstrate it has returned to profitability from the prior circumstance of repairing and remediating the conditions that led to losses in 2008 through 2011. These efforts have provided stability and a risk environment conducive to ongoing profitable operations.

In addition, long-term forecasts have been validated utilizing reasonable assumptions. Analysts that provide investment coverage of the Company independently project sustainable earnings. The Company’s forecasts show that future performance will overcome the history of cumulative losses. Management believes sufficient positive evidence exists to overcome the negative evidence attributable to the historical cumulative loss.

Based on its rigorous analysis and process for evaluating the positive and negative factors, management concluded it is more-likely-than-not that the Company’s DTA will be realized to the extent of the tax realized on forecasted income.

Please note that Cascade’s management’s analysis and conclusion with respect to DTA was documented and submitted to its auditors, BDO USA, LLP, in conjunction with the filing of the Form 10-Q for the second quarter of 2013.

Mr. Christian Windsor

January 21, 2014

Home Federal Bancorp, Inc.

Selected Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

FDIC Indemnification Asset, F-134

36.	We note your accounting policy relating to the FDIC indemnification asset. Please tell us, and revise your next amendment, to include the following:
•	A rollforward of the FDIC indemnification asset in the periods presented;
•	Supporting details regarding how you determined the FDIC indemnification recovery (provision) in noninterest income in the periods presented; and
•	Supporting details regarding how you determined the impairment of the FDIC indemnification asset in noninterest income in the periods presented.

Please be specific in your response and include a level of detail necessary for investors to be able to understand this material component of your results of operations in the periods presented. For example, please include specifics as to the estimated future losses on covered loans and recoveries of previously charged-off loans that led to the impairment of the FDIC indemnification asset.

Response: In response to the Staff’s comment, the disclosure has been revised in connection with the following information and response provided by Home:

A rollforward of the FDIC indemnification has been included in Amendment No. 1 in the section entitled “Selected Historical Consolidated Financial Data for Home” for all income statements presented as requested. Home provided a rollforward of the FDIC indemnification asset in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, and will provide a rollforward of the FDIC indemnification asset in its Annual Report on Form 10-K for December 31, 2013, and in subsequent quarterly reports filed with the Commission.

Home recognizes the accounting for indemnification assets is complex and has historically provided significant narrative on its accounting policies on the FDIC indemnification asset in its earnings releases and previous filings with the Commission in order to assist investors in understanding the impact and assumptions applied in determining the FDIC indemnification asset. In addition to the rollforward of activity, the disclosure in Amendment No. 1 includes a tabular presentation of and narrative discussion on determination of the FDIC indemnification recovery (provision) reported in non-interest income. Specifically, this financial statement line is directly correlated to the provision for loan losses in order to disclose to investors the impact of the indemnification provisions of the shared-loss agreements on the provision for loan losses for the current reporting period. The provision for loan losses is reported gross of indemnifiable amounts to be recovered from (or paid to) the FDIC; therefore, the FDIC indemnification recovery (provision) is the product of the current period provision and

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January 21, 2014

the loss indemnification rate applicable to the covered assets and the terms of the respective shared-loss agreement.

Lastly, the amended disclosure includes additional discussion on the methodology used by management to determine the impairment of the FDIC indemnification asset, which is reported in non-interest income under Accretion (impairment) of the FDIC indemnification asset. As permitted under ASU 2012-06, Home recognizes changes in the value of the FDIC indemnification asset on the same basis as the change in the underlying asset subject to the indemnification. Any amortization of changes in value is limited to the contractual term of the indemnification agreement, or the underlying asset if its life is shorter. The amount of impairment recorded each period is highly volatile due the uncertainty of the timing of cash flows on the underlying covered loans. The disclosure includes tabular presentation of estimated losses for each shared-loss agreement, the related balance of covered loans, and impairment of the FDIC indemnification asset for all income statement periods presented in the Registration Statement. The narrative provides investors an estimate of amounts expected to be recovered from the FDIC and the future impairment expected to be realized over the term of the shared-loss agreements. (Page 26-27)

Appendix D: Opinion of Macquarie

37.	We note the language in the last paragraph on page D-3 that the opinion is limited in use to the Board of Directors. Please revise the opinion to remove the implication that shareholders may not rely upon the opinion.

Response: In response to the Staff’s comment, Cascade has revised the disclosure to delete the term “sole” to remove the implication that shareholders may not rely upon the opinion. (Page D-3)

Exhibits

38.	Please file all outstanding exhibits, including your tax opinions, as soon as possible to facilitate the staff’s review.

Response: In response to the Staff’s comment, all of the outstanding exhibits have been filed as requested. (Exhibits)

*          *          *

In connection with responding to the Staff’s comments, Cascade hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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January 21, 2014

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Cascade from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Cascade may not assert Staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other members of the Staff have any questions or comments regarding the foregoing or need additional information, please contact me at (804) 788-7212.

Sincerely,

/s/ Steven M. Haas

Steven M. Haas, Esq.

cc:	Andrew J. Gerlicher, Esq.
Kimberly Schaefer, Esq.